DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300
April 29, 2009

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust
(Registration Nos. 2-88566 and 811-04255)
Post-Effective Amendment No. 59

Dear Mr. Scott:

This letter responds to the comment that you provided telephonically on April 14, 2009 in connection with the Post-Effective Amendment No. 59 to the Registration Statement for Neuberger Berman Advisers Management Trust (the "Registrant") with respect to the Guardian and Socially Responsive Portfolios, each a series of the Registrant (each a "Fund"). A summary of the comment and our response thereto are provided below. The requested Tandy Letter is attached.

1.

Comment. With respect to the prospectuses of the Funds, please include disclosure about the specific risk due to arbitrage opportunities for investing in the securities of mid-capitalization companies due to pricing discrepancies.

Response. The Registrant has added the requested disclosure on the exposure to such arbitration opportunities and potential pricing discrepancies to the relevant section on "Main Risks," as follows [Emphasis added]:

In addition, investing in foreign stocks may also involve a greater risk for excessive trading due to "time-zone arbitrage". If an event occurring after the close of a foreign market, but before the time the Fund computes its current net asset value, causes a change in the price of the foreign stock and such price is not reflected in the Fund's current net asset value, investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on such pricing discrepancies. Similar arbitrage opportunities may occur in a Fund which invests in thinly-traded securities, such as the securities of certain mid- or small-capitalization companies. The Board of Trustees has adopted fair valuation policies and procedures intended to reduce the Fund's exposure to such arbitrage opportunities and other potential pricing discrepancies.

We also propose that similar disclosure be added to the prospectuses of the Registrant's other series, as applicable.

*     *     *     *

Mr. Patrick Scott

Securities and Exchange Commission

April 29, 2009

Thank you for your prompt attention to this matter. Please do not hesitate to contact the undersigned by telephone at (202) 261-3484, with any questions or comments you may have regarding the Registrant or this filing.

Very truly yours,

/s/ Jutta M. Frankfurter

Attachment

Neuberger Berman Advisers Management Trust
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Via EDGAR

April 29, 2009

Mr. Patrick Scott

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust's Post-Effective Amendment No. 59 (Investment Company Act File No. 811- 04255)("Registration Statement")

Dear Mr. Scott:

In connection with your recent review of Neuberger Berman Advisers Management Trust's responses to your comments concerning the Registration Statement, Neuberger Berman Advisers Management Trust (the "Trust") hereby acknowledges that:

o	The Trust is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

o

Comments of the staff of the Securities and Exchange Commission ("SEC"), or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

o

If, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Jutta M. Frankfurter at 202.261.3484 or Jeffrey S. Puretz at 202.261.3358 of Dechert LLP, outside counsel to the Trust, if you have any questions concerning the foregoing.

Sincerely,
/s/ Robert Conti
NAME: Robert Conti
TITLE: President
Neuberger Berman Advisers Management Trust

cc: Jeffrey S. Puretz